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                                                            Filed by Enron Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Enron Corp.
                                               Commission File Number: 001-13159

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.

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On November 9, 2001, Enron Corp. and Dynegy Inc. announced the proposed merger of the two companies and related financing transactions. The following agreements relating to these transactions to which Enron or its subsidiaries are party were filed by Enron under cover of a Current Report on Form 8-K (the "Form 8-K") on November 14, 2001 and are incorporated by reference into this filing:

     o Agreement and Plan of Merger among Dynegy Inc., Stanford, Inc., Sorin, Inc., Badin, Inc. and Enron Corp. dated as of November 9, 2001 (Incorporated by reference to Exhibit 99.2 of the Form 8-K)

     o Agreement among Dynegy Inc., Enron Corp. and ChevronTexaco Corporation dated as of November 9, 2001 (Incorporated by reference to Exhibit
          99.3 of the Form 8-K)

     o Shareholder Agreement dated as of November 9, 2001 by and among Dynegy Inc., Enron Corp. and Chevron U.S.A. Inc. (Incorporated by reference to Exhibit 99.4 of the Form 8-K)

     o Shareholder Agreement dated as of November 9, 2001 by and between Enron Corp. and Charles L. Watson (Incorporated by reference to
          Exhibit 99.5 of the Form 8-K)

     o Stockholder Agreement dated as of November 9, 2001 by and among Stanford, Inc., Dynegy Inc., Enron Corp. and Chevron U.S.A. Inc. (Incorporated by reference to Exhibit 99.6 of the Form 8-K)

     o Subscription Agreement dated as of November 9, 2001 by and among Enron Corp., Northern Natural Gas Company and Dynegy Inc. (Incorporated by reference to Exhibit 99.7 of the Form 8-K)

     o Certificate of Designations of Series A Preferred Stock of Northern Natural Gas Company (Incorporated by reference to Exhibit 99.8 of the Form 8-K)

     o Certificate of Correction of Certificate of Designations of Series A Preferred Stock of Northern Natural Gas Company (Incorporated by reference to Exhibit 99.9 of the Form 8-K)

     o Exchange Agreement dated as of November 9, 2001 by and between Dynegy Inc. and Enron Corp. (Incorporated by reference to Exhibit 99.10 of the Form 8-K)

     o Option Agreement dated as of November 9, 2001 by and among CGNN Holding Company, Inc., MCTJ Holding Co. LLC, Enron Corp., Dynegy Holdings Inc. and, solely for the provisions of Section 5.1 thereof, Dynegy Inc. (Incorporated by reference to Exhibit 99.11 of the Form 8-K)

     o Purchase Option Agreement dated as of November 9, 2001 by and among CGNN Holding Company, Inc., MCTJ Holding Co. LLC, Northern Natural Gas Company, Enron Corp., Dynegy Holdings, Inc., and Dynegy Inc. (Incorporated by reference to Exhibit 99.12 of the Form 8-K)

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     o    Registration Rights Agreement dated as of November 9, 2001 by and between Enron Corp. and Dynegy Inc. (Incorporated by reference to Exhibit 99.13 of the Form 8-K)